EXHIBIT (m)(2)

NEUBERGER BERMAN ETF TRUST

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

The following Funds are subject to this Plan, at the fee rates specified:

Series	Distribution Fee (as a Percentage of Average Daily Net Assets of the Fund)
Neuberger Berman Core Equity ETF	0.25%
Neuberger Berman Disrupters ETF	0.25%
Neuberger Berman Energy Transition & Infrastructure ETF	0.25%
Neuberger Berman Flexible Credit Income ETF	0.25%
Neuberger Berman Growth ETF	0.25%
Neuberger Berman Japan Equity ETF	0.25%
Neuberger Berman Next Generation Connected Consumer ETF	0.25%
Neuberger Berman Small-Mid Cap ETF	0.25%
Neuberger Berman Total Return Bond ETF	0.25%

Date: December 11, 2024